UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-37399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Bank Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.

120 Passaic Avenue

Fairfield, New Jersey 07004

KEARNY BANK

EMPLOYEES’ SAVINGS PLAN

Financial Statements

and

Supplemental Schedule

December 31, 2020 and 2019

KEARNY BANK

EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants Kearny Bank Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kearny Bank Employees’ Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2017.

Pittsburgh, Pennsylvania

June 25, 2021

KEARNY BANK

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$63,693	$11,151

Investments, at fair value:
Employer common stock	10,614,553	13,032,465
Investment in mutual funds	32,228,006	26,491,998
Interest in collective trust	5,417,968	4,073,869
Total investments	48,260,527	43,598,332

Notes receivable from participants	1,168,369	1,167,052
Total assets	49,492,589	44,776,535

Liabilities
Due to broker for purchase of investments	58,646	10,064
Total liabilities	58,646	10,064

Net assets available for benefits	$49,433,943	$44,766,471

See accompanying notes to financial statements.

KEARNY BANK

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2020	2019
Additions to net assets attributable to:
Investment income:
Interest and dividends	$953,132	$759,199
Net appreciation in fair value of investments	1,433,331	6,056,662
Total investment income	2,386,463	6,815,861

Less: participant loan administration fees	(5,785)	(6,210)

Net investment income	2,380,678	6,809,651

Interest income on notes receivable from participants	57,714	59,706

Contributions and transfers:
Participants	2,831,853	2,548,497
Employer	1,222,442	1,091,700
Rollover	414,965	566,274
Transfers from Employee Stock Ownership Plan	288,834	286,581
Total contributions and transfers	4,758,094	4,493,052

Total additions	7,196,486	11,362,409

Deductions from net assets attributable to:
Benefits paid to participants	2,389,327	4,349,228
Administrative expenses	139,687	106,482

Total deductions	2,529,014	4,455,710

Net increase	4,667,472	6,906,699

Net assets available for benefits
Beginning of year	44,766,471	37,859,772

End of year	$49,433,943	$44,766,471

See accompanying notes to financial statements.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following brief description of the provisions of the Kearny Bank Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Participation:

The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 250 hours of service in a 3 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. New Plan participants who have not made a prior election waiving their right to participation or adjusting their deferral percentage are automatically enrolled in the Plan upon their date of eligibility at a deferral rate of 6%. Contributions are allocated into a default fund unless otherwise elected by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:

Kearny Bank (“Employer Company”) has voluntarily agreed to make a matching contribution based upon the following matching schedule: 100% match on the first 1% participant deferral plus 50% on the next 5% participant deferral, for a maximum Employer Company match of 3.5%. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“Code”), which will not be matched by the Employer Company beyond the extent noted above.  Compensation is defined as base salary plus overtime and commissions.

A participant may make “catch‑up” contributions, up to the maximum amount allowed by the Code, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution for the years ended December 31, 2020 and 2019 was $6,500 and $6,000, respectively. The maximum allowable catch-up contribution will remain at $6,500 for the year ended December 31, 2021.

Participant Accounts:

Each participant’s account is credited with the participant’s and Employer Company’s contributions, an allocation of the Plan’s earnings (including appreciation or depreciation of Plan assets) and charges for administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting:

Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.

Retirement:

Upon termination of employment, a participant may leave his or her account with the Plan and generally defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 72 (age 70½ if born before July, 1949), except to the extent that the vested account balance as of the date of termination is less than $1,000, in which case the participant’s interest in the Plan will be cashed out. In addition, the Plan allows for hardship distributions if certain criteria are met. Terminated participants may continue to change investment instructions with respect to their remaining account balance.  Participants may also receive distributions in the form of Kearny Financial Corp. (“KFC”) common stock. Normal retirement age is 65.

Disability:

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death:

Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Notes Receivable from Participants:

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account. Interest rates charged on participant loans range between 4.25% and 6.50% which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or greater for the purchase of a primary residence. The Plan limits the number of participant loans outstanding to an individual participant at a given time to two loans.

On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) was signed into law. This aid package was designed to help the economy from the effects of the coronavirus pandemic, several of the provisions of CARES Act affected employee benefit plans. The provisions of the CARES Act were optional. During the year ended December 31, 2020, the Plan has opted into the following provisions of the CARES Act:

•

Hardship distributions - Qualified plan participants were permitted to take a coronavirus related distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken until December 31, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.

•	Participant loans – Qualified participants with loans outstanding were permitted to defer payment on the loans that were due during the year ended December 31, 2020 to after January 1, 2021.

•

Participant loans – Qualified participants may have borrowed up to $100,000 during the year ended December 31, 2020 (an increase from $50,000 previously permitted), these repayments may be delayed to 2021.

•

Required minimum distributions (“RMDs”) - A temporary waiver of required minimum distributions rules permitted qualified participants to suspend their RMDs for 2020 for participants that turned 70 ½ in 2019 and 72 in 2020.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Valuation of Investments and Income Recognition:

The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Investment Fees:

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents:

The Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.  No collateral or security is provided on these accounts, other than those amounts insured by the Federal Deposit Insurance Corporation.  Plan management believes the Plan is not subject to any significant credit risk on these accounts.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Payments of Benefits:

Benefit payments are recorded when paid.

Administrative Costs:

Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by the Employer Company. Such costs are primarily related to professional fees, such as audit or legal, and the use of Employer Company personnel to administer and account for the Plan. Such expenses are not included in these financial statements.

Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Plan transfers:

Plan transfers represent distributions from a separate qualified plan sponsored by the Employer Company, as a means to diversify investment holdings from the Kearny Bank Employee Stock Ownership Plan.

Recent Accounting Pronouncement:

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting - Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. The Plan adopted ASU No. 2018-13 on January 1, 2020, and its adoption did not have a significant impact on the Plan’s audited financial statements.

Note 3 – Fair Value Measurement

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP ASC Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 3 – Fair Value Measurement (continued)

The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2:

Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer Company Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the unadjusted quoted market prices, which represent a daily Net Asset Value (“NAV”) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust: Valued by the trustee using the NAV of the collective trust times the number of units held by the Plan. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying assets held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments related to its investments, or significant restrictions on redemptions. The Plan may redeem its investment on a daily and immediate basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2020 and 2019.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 3 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Common stock	$10,614,553	$-	$-	$10,614,553
Mutual funds	32,228,006	-	-	32,228,006

Total investments at fair value	$42,842,559	$-	$-	$42,842,559

Collective trust measured at net asset value*	$-	$-	$-	$5,417,968

Total fair value investments	$42,842,559	$-	$-	$48,260,527

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Common stock	$13,032,465	$-	$-	$13,032,465
Mutual funds	26,491,998	-	-	26,491,998

Total investments at fair value	$39,524,463	$-	$-	$39,524,463

Collective trust measured at net asset value*	$-	$-	$-	$4,073,869

Total fair value investments	$39,524,463	$-	$-	$43,598,332

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Investments Measured Using NAV per Share Practical Expedient:

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

Investment	Fair Value December 31, 2020	Fair Value December 31, 2019	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Reliance Trust Stable Value Fund – Series 25053 – Class 0	$5,417,968	$4,073,869	N/A	Daily	None

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions

The Plan holds 1,005,166 and 942,333 shares of KFC common stock at December 31, 2020 and 2019, respectively. The fair market value and cost of the shares held by the Plan at December 31, 2020 was $10,614,553 and $10,091,417 respectively. The fair market value and cost of the shares held by the Plan at December 31, 2019 was $13,032,465 and $9,620,260, respectively. During 2020, the Plan purchased 122,034 shares of stock at an aggregate cost of $1,070,325 and sold 59,201 shares of stock for total proceeds of $549,210. During 2019, the Plan purchased 80,533 shares of stock at an aggregate cost of $1,081,331 and sold 74,862 shares of stock for total proceeds of $996,725. The Plan received $311,469 and $236,990 in dividends on Employer Company common stock during 2020 and 2019, respectively. The Employer Company pays for fees for accounting and other administrative services. Additionally, certain employees and officers of the Employer Company, who are also participants in the Plan, perform administrative services for the Plan at no cost. Participants pay for administrative fees and loan fees to Reliance Trust Company and Pentegra Retirement Services. The Vanguard Group may invest in the common stock of KFC via their mutual funds. Notes receivable from participants held by the Plan also reflect party-in‑interest transactions, which are secured by participant’s account balances.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.

Note 6 – Income Tax Status

The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc. The prototype plan obtained its latest opinion letter dated March 31, 2014, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

Note 7 – Risks and Uncertainties

The Plan holds investments in KFC common stock, mutual fund shares and a collective trust whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

As of December 31, 2020, the Plan had investments of $22,636,578 which were concentrated in three investments. As of December 31, 2019, the Plan had investments of $17,767,024 which were concentrated in two investments.

Kearny Bank Employees’ Savings Plan

Notes to Financial Statements

Note 8 – Subsequent Events

Subsequent to December 31, 2020, the Plan’s management has evaluated subsequent events and has concluded that all events that would require recognition or disclosure are appropriately reflected in these financial statements.

KEARNY BANK

EMPLOYEES’ SAVINGS PLAN

EIN:  22-1032860

PN:  003

SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$10,614,553

	Mutual Funds:
	Vanguard	REIT Index (Admiral)	N/A	1,112,355
	Vanguard	Total Intl. Stock Index (Admiral)	N/A	1,148,976
	Vanguard	Target Retirement 2015	N/A	27,116
	Vanguard	Target Retirement 2025	N/A	946,840
	Vanguard	Target Retirement 2035	N/A	1,706,774
	Vanguard	Target Retirement 2045	N/A	554,349
	Vanguard	Target Retirement 2065	N/A	54,727
	Vanguard	Target Retirement 2020	N/A	1,992,393
	Vanguard	Target Retirement 2060	N/A	378,612
	Vanguard	Target Retirement 2055	N/A	461,407
	Vanguard	Target Retirement 2050	N/A	602,123
	Vanguard	Target Retirement 2040	N/A	866,671
	Vanguard	Target Retirement 2030	N/A	947,695
	Vanguard	Target Retirement Income	N/A	793,086
	Vanguard	Mid Cap Index (Admiral)	N/A	3,997,599
	Vanguard	Growth Index (Admiral)	N/A	6,604,057
	Vanguard	Value Index (Admiral)	N/A	1,601,748
	Vanguard	Small Cap Index (Admiral)	N/A	2,425,428
	Vanguard	500 Index (Admiral)	N/A	4,559,344
	Vanguard	Total Bond Market Index (Admiral)	N/A	1,446,706

	Collective Trust:
*	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	5,417,968

*	Participant loans	Interest rates range from 4.25% to 6.50%	-	1,168,369

				$49,428,896
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Baker Tilly US, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY BANK EMPLOYEES’ SAVINGS PLAN

Date: June 25, 2021	By:	/s/ Keith Suchodolski
Keith Suchodolski
Executive Vice President and Chief Financial Officer
Kearny Bank